

July 7, 2022

Edward T. Gallivan, JR.
Chief Financial Officer
FS Credit Real Estate Income Trust, Inc.
201 Rouse Boulevard
Philadelphia, Pennsylvania 19112

      Re: FS Credit Real Estate Income Trust, Inc.
          Form 10-K for the fiscal year ended December 31, 2021
          Filed March 30, 2022
          File No. 000-56163

Dear Mr. Gallivan, JR.:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K filed March 30, 2022

Item 7. Managements discussion and analysis of financial condition and results of operation
NAV per share, page 57

1.   Please address the following with respect to your net asset value disclosures:
- Please expand your disclosure to include a discussion of the valuations policies used to determine net asset value. Your revised disclosure should include a discussion of the significant assumptions to determine the value of assets and liabilities, a sensitivity analysis for any significant assumptions used in your calculation, the entities responsible for determining net asset value and the frequency with which a new asset value is determined.
- It appears that you include loans receivable, collateralized loan obligation, and credit facility payable at book value and not fair value when calculating NAV. Please expand your disclosure to include a discussion as to why these items are not included in NAV at fair value, and to the extent practical also disclose the fair value of these

items for comparability purposes.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction